SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No.  2 )
                                              ---

                             FOREST OIL CORPORATION
                    ---------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ---------------------------------------
                         (Title of Class of Securities)

                                   346091-10-1
                               ------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G

CUSIP NO.   346091-10-1

--------------------------------------------------------------------------------

1)   Name of Reporting Person           Smith Barney Inc.
     S.S. or I.R.S Identification       13-1912900
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                              45(a)
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                         45(a)
-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                       45(a)

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                       Less than 0.1%(a)

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                BD
     (See Instructions)

--------------------------------------------------------------------------------
(a) Assumes conversion of certain warrants.

                                  SCHEDULE 13G

CUSIP NO.   346091-10-1

--------------------------------------------------------------------------------

1)   Name of Reporting Person           Smith Barney Mutual Funds
     S.S. or I.R.S Identification       Management Inc.
     No. of Above Person                13-2616913

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                                  0
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                             0

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                           0

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                       0

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   346091-10-1

--------------------------------------------------------------------------------

1)   Name of Reporting Person           Smith Barney Holdings Inc.
     S.S. or I.R.S Identification       06-1274088
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                              45(b)
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                         45(b)

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                       45(b)

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                       Less than 0.1%(b)

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                CO
     (See Instructions)

--------------------------------------------------------------------------------
(b) Assumes conversion of certain warrants.

                                  SCHEDULE 13G

CUSIP NO.   346091-10-1

--------------------------------------------------------------------------------

1)   Name of Reporting Person           Travelers Group Inc. (formerly The
     S.S. or I.R.S Identification       Travelers Inc.)
     No. of Above Person                52-1568099

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                              45(c)
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                         45(c)

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                       45(c)

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                       Less than 0.1%(c)

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                HC
     (See Instructions)

--------------------------------------------------------------------------------
(c) Assumes conversion of certain warrants.

Item 1(a) Name of Issuer:

     FOREST OIL CORPORATION


Item 1(b) Address of Issuer's Principal Executive Offices:

     1500 Colorado National Building

     950 17th Street

     Denver, CO 80202


Item 2(a) Names of Persons Filing:

     Smith Barney Inc. ("SB")

     Smith Barney Mutual Funds Management Inc. ("MFM")

     Smith Barney Holdings Inc. ("SB Holdings")

     Travelers Group Inc. (formerly The Travelers Inc.) ("TRV")


Item 2(b) Address of Principal Business Office or, if none, Residence:

     The address of the principal business office of SB, MFM, SB Holdings and TRV is:

     388 Greenwich Street
     New York, NY  10013


Item 2(c) Citizenship:

     SB, MFM SB Holdings and TRV are Delaware corporations.


Item 2(d) Title of Class of Securities:

     Common Stock


Item 2(e) CUSIP Number:

     346091-10-1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ X ]  Broker or Dealer registered under Sec. 15 of the Act

          (b)  [   ]  Bank as defined in Sec. 3(a)(6) of the Act

          (c)  [   ]  Insurance Company as defined in Sec. 3(a)(19) of the Act

          (d)  [   ]  Investment Company registered under Sec. 8 of the
                      Investment Company Act

          (e)  [ X ]  Investment Adviser registered under Sec. 203 of the
                      Investment Advisers Act of 1940

          (f)  [   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                      Act of 1974 or Endowment Fund; see
                      Sec. 240.13d-1(b)(1)(ii)(F)

          (g)  [ X ]  Parent Holding Company, in accordance with Sec. 240.13d-
                      1(b)(ii)(G)  (Note: See Item 7)

          (h)  [   ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


Item 4. Ownership (as of February 29, 1996)

          (a)  Amount Beneficially Owned:  See Item 9 of cover pages

          (b)  Percent of Class:  See Item 11 of cover pages

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

               (ii)  shared power to vote or to direct the vote

               (iii)  sole power to dispose or to direct the disposition of

               (iv)  shared power to dispose or to direct the disposition of

          See Items 5-8 of cover pages

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     SB Holdings is the sole common stockholder of SB and the sole stockholder of MFM, and TRV is the sole stockholder of SB Holdings.


Item 8.  Identification and Classification of Members of the Group

     Not Applicable.


Item 9.  Notice of Dissolution of Group

     Not Applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 1996


                      SMITH BARNEY INC.



                      By: /s/ Howard M. Darmstadter
                         ---------------------------
                         Name:  Howard M. Darmstadter
                         Title:   Assistant Secretary


                      SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.



                      By: /s/ Christina T. Sydor
                         ---------------------------
                         Name:  Christina T. Sydor
                         Title:   Secretary


                      SMITH BARNEY HOLDINGS INC.



                      By: /s/ Howard M. Darmstadter
                         ---------------------------
                         Name:  Howard M. Darmstadter
                         Title:   Assistant Secretary


                      TRAVELERS GROUP INC.



                      By: /s/ Charles J. Gallo, Jr.
                         ---------------------------
                         Name:  Charles J. Gallo, Jr.
                         Title:   Assistant Controller

                         EXHIBIT INDEX TO SCHEDULE 13G
                         -----------------------------



EXHIBIT 1
---------

Agreement among SB, MFM, SB Holdings
and TRV as to joint filing of
Schedule 13G


EXHIBIT 2
---------

Disclaimer of beneficial ownership by
SB Holdings and TRV